Exhibit 99.3

SCAILEX CORPORATION LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

SCAILEX CORPORATION LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

SCAILEX CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS

		December 31
	Notes	2007	2006
		NIS in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	10a	428,291	*1,019,479
Available-for-sale financial assets	10b	1,186,148	61,765
Securities held-to-maturity	10c	8,043	93,343
Other receivables	10d	12,173	3,013
Current assets of discontinued operations	1c	45,551	*75,746

		1,680,206	1,253,346

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Available-for-sale financial assets	10b	-	1,707
Securities held-to-maturity	10c	35,032	97,103

		35,032	98,810

FIXED ASSETS	4	2,679	51

TOTAL ASSETS		1,717,917	1,352,207

* Reclassified

—————————————— Shachar Rachim CFO	—————————————— Yahel Shachar CEO	———————————————— Eran Schwartz Chairman of the board of directors

Date of approval for the financial statements by the board of the directors: March 13, 2008

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS

		December 31
	Notes	2007	2006
		NIS in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Trade payables		1,484	325
Creditors and accruals	10e	4,127	4,175
Income taxes payable		4,442	4,457
Current liabilities related to discontinued operation	1c	56,534	86,114

T o t a l current Liabilities		66,587	95,071

LONG-TERM LIABILITIES
Liability for employee rights upon retirement	5	200	*59
Deferred income taxes		34,345	-
Capital note from minority shareholders in a subsidiary		222,798	-

T o t a l long-term Liabilities		257,343	59

SHAREHOLDERS' EQUITY	7	1,393,987	1,257,077

		1,717,917	1,352,207

* Reclassified

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31
	Notes	2007	2006	2005
		NIS in Thousands (except for earnings per share data)

INCOME
FINANCIAL INCOME	10f	39,115	61,798	19,913
OTHER INCOME	10h	43,759	17,243	4,504
GAIN FROM SALE / SHARE IN RESULTS OF ASSOCIATED COMPANY	10j	-	-	13,731

		82,874	79,041	38,148

EXPENSES
GENERAL AND ADMINISTRATIVE EXPENSES	10i	(14,552)	(12,652)	(13,489)
FINANCIAL EXPENSES	10g	(28,208)	(1,105)	(1,355)
OTHER EXPENSES		-	(2,793)	(431)

		(42,760)	(16,550)	(15,275)

INCOME BEFORE TAXES ON INCOME		40,114	62,491	22,873
TAXES ON INCOME / (TAX BENEFIT)	8f	-	6,694	(1,247)

NET INCOME FROM CONTINUING OPERATIONS		40,114	55,797	24,120
NET INCOME FROM DISCONTINUED OPERATIONS	1c	5,503	58,954	497,889

NET INCOME FOR THE PERIOD		45,617	114,751	522,009

Related net income (loss) for the period:
Company shareholders		61,523	102,175	423,116
Minority shareholders		(15,906)	12,576	98,893

T o t a l		45,617	114,751	522,009

EARNINGS PER ORDINARY SHARE NIS 0.12 PAR VALUE ("EPS") FOR THE COMPANY
SHAREHOLDERS

BASIC:
Continuing operations		1.5	1.4	0.6
Discontinued operation		0.1	1.3	10.5

Basic earnings per share		1.6	2.7	11.1

Average number of shares (in thousands)		38,164	38,066	38,066

DILUTED:
Continuing operations		1.5	1.4	0.6
Discontinued operation		0.1	1.3	9.9

Diluted earning per share		1.6	2.7	10.5

Average number of shares (in thousands)		38,207	38,156	38,134

The accompanying notes are an integral part of these financial statements

SCAILEX CORPORATION LTD.
CONDOLIDATED STEATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning	Total	Minority interest	Total share Holders Equity
	Shares	Sum
	T h o u s a n d s N I S

BALANCE AT JANUARY 1, 2006	38,066,363	26,731	1,209,613	(139,148)	50,518	2,154	*68,701	*1,218,569	*167,178	1,385,747
Changes during 2006:
Income for the period	-	-	-	-	-	-	102,175	102,175	12,576	114,751
Other comprehensive income (loss), net:
Available-for-sale securities	-	-	-	-	-	6,863	-	6,863	-	6,863
Realized gain from available-for-sale securities	-	-	-	-	-	(11,899)	-	(11,889)	-	(11,889)
Currency translation	-	-	-	-	(112,604)	-	-	(112,604)	5,906	(106,698)

Total comprehensive Income (loss)								(117,640)	5,906	(111,734)
Payment made by shareholders to senior employees	-	-	1,158	-	-	-	-	1,158	-	1,158
Amortization of deferred stock compensation related to
options granted to employees	-	-	147	-	-	-	-	147	-	147
Conversion of loans and option to shares by the minority
in a subsidiary	-	-		-	-	-	-	-	27,995	27,995
Dividend distributed to the minority	-	-	-	-	-	-	-	-	(160,987)	(160,987)

BALANCE AT DECEMBER 31 2006	38,066,363	26,731	1,210,918	(139,148)	(62,086)	(2,882)	170,876	1,204,409	52,668	1,257,077

Changes during 2007:
Income (loss) for the period	-	-	-	-	-	-	61,523	61,523	(15,906)	45,617
Other comprehensive income (loss), net
Available-for-sale securities	-	-	-	-	-	175,227	-	175,227	43,498	218,725
Realized losses from available-for-sale securities	-	-	-	-	-	904	-	904	-	904
Currency translation	-	-	-	-	(112,724)	-	-	(112,724)	(5,817)	(118,541)

Total comprehensive Income								63,407	37,681	102,353
Compensation component related to capital note	-	-	-	-	-	-	-	-	12,690	12,690
Deferred stock compensation related to options granted to
employees	-	-	18	-	-	-	-	18	-	18
Exercise of options to ordinary shares	112,000	17	1,724	-	-	-	-	1,741	-	1,741
Dividend distributed to the minority	-	-	-	-	-	-	-	-	(24,244)	(24,244)

BALANCE AT DECEMBER 31, 2007	38,178,363	26,748	1,212,660	(139,148)	(174,810)	173,249	232,399	1,331,098	62,889	1,393,987

* Reclassified

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2007	2006	2005
	N I S i n t h o u s a n d s

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	45,617	114,751	522,009
Adjustments to reconcile net income from
continuing operations to net cash provided by
operating activities (A)	(62,604)	*(179,409)	*(535,265)
Received interest	33,621	*62,437	*21,628
Dividends received from investments in available-for-sale
financial assets	45,308	*12,878	*4,631
Net cash provided by (used in) discontinued
operation	13,043	294,727	(88,055)

Net cash provided by (used in) operating activities	74,985	305,384	(75,052)

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of investment in a subsidiary (B)	-	(1,405)	-
Acquisition of available-for-sale securities	(1,013,566)	(2,785)	(52,227)
Acquisition of held-to-maturity securities	-	(84,665)	(8,958)
Proceeds from sale of available-for-sale securities	137,515	27,888	8,972
Proceeds from sale of held-to-maturity securities	58,054	66,845	31,271
Purchase of fixed assets	(2,840)	(31)	(49)
Investment in funds in respect of employee rights upon
retirement	(206)	(129)	(76)
Proceeds from sale of operations in a subsidiary	-	-	924,121
Proceeds from disposal of associated company	-	-	13,722
Restricted deposit	-	22,612	21,274
Net cash used in investing activities from
discontinued operations	(959)	(36)	(132,087)

Net cash provided (used in) by investing activities	(822,002)	28,294	805,963

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options to ordinary shares	1,741	-	-
Loans/capital note received by a subsidiary	434,375	-	-
Repayment of loans by a subsidiary	(204,077)	-	-
Net cash used in discontinued operation	(26,287)	(159,838)	(200,235)

Net cash provided (used in) financing activities	205,752	(159,838)	(200,235)

Currency translation in respect of cash and cash equivalents	(49,923)	(76,577)	21,517

Net increase (decrease) in cash and cash equivalents	(591,188)	97,263	552,193

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,019,479	922,216	370,023

CASH AND CASH EQUIVALENTS AT END OF YEAR	428,291	1,019,479	922,216

* Reclassified

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2007	2006	2005
	NIS in thousands

(A) ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY
OPERATING ACTIVITIES:
Non cash income and expenses:
Net income from discontinued operations	(5,503)	(58,954)	(497,889)
Company portion in equity of affiliate (includes capital
gain derived from its sale)	-	-	(13,731)
Financial income included in the P&L	(32,592)	*(62,738)	*(21,878)
Interest and exchange rate differences in respect of
shareholders loans/capital note in a subsidiary	26,263	-	-
Depreciation	63	18	166
Impairment of investments	-	2,946	-
Deferred stock compensation related to
options granted to employees	18	147	458
Payment made by shareholders to senior employees	-	1,158	-
Adjustments to reconcile of employee rights upon
retirement	338	156	99
Deferred income taxes, net	-	5,615	(2,536)
Income from dividend received from investment in
available-for-sale financial asset	(43,118)	-	-
Income from distribution upon liquidation of investments
in available-for-sale financial assets	(548)	(8,022)	-
Loss (gain) from sale of available-for-sale
securities	1,650	(5,228)	(2,877)

	(53,429)	(124,902)	(538,188)

Changes in operating asset and liability items:
Decrease (increase) in other receivable	(10,085)	(613)	428
Increase (decrease) in accounts payable and accruals	910	(53,894)	2,495

	(9,175)	(54,507)	2,923

	(62,604)	(179,409)	(535,265)

(B) Disposal of investment in a subsidiary
Working capital (Excluding cash and cash equivalents)	-	(3,086)	-
Fixed assets, net	-	303	-
Prepaid expenses	-	158	-
Liability for employee rights upon retirement, net	-	(303)	-
Intangible assets, net	-	1,523	-

	-	(1,405)	-

* Reclassified

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General:

A	Continuing activities

Scailex Corporation Ltd. (hereinafter – The Company) is a public company that is incorporated in Israel and whose shares are registered for trade in the Tel Aviv Stock Exchange and are quoted in the OTC Bulletin Board in the United States, see also Note 2A. The Company’s offices are located in Herzliya Pituach.

The Company is controlled by “Israel Petrochemicals Enterprise Ltd.”, which holds 50.06% from the company’s outstanding shares.

As from August 2006, the Company operates in one business sector – the management of the Company’s assets and the identification of investments.

B	Definitions in these financial statements

The Company	Scailex Corporation Ltd.

Consolidated Companies	Companies in which the Company has control on (as noted in IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

The Group	The Company and its affiliated companies. For the list of the companies of the group - see Part D to Barnea's report.

Interested Parties	As defined by Israeli Securities regulations (preparation of Annual Financial Statements) 1993.

Related Parties	As defined in IAS 24.

C	Discontinued activities

In the past the Company operated, on its own and through its subsidiaries (hereinafter –“The group”), in three business segments, which have been sold over the course of the last three years. In accordance with International Accounting Standard number 5 “Non-current Assets Held for Sale and Discontinued Operations”, the assets and the liabilities of the aforementioned three segments have been classified separately in the consolidated balance sheets, and the results of their operations and their cash flows have also been classified separately within the framework of the statements of operations and the statements of cash flows (including the comparative figures), as those deriving from discontinued activities.

The three business segments that have been discontinued are as follows:

1)	The High-Speed Digital Printing segment

On January 5, 2004 the Company completed the transaction for the sale of all of the assets (including the subsidiary companies), the liabilities and the activities of its indirect wholly-owned subsidiary company Scailex Digital Printing Inc. (hereinafter –“SDP”) to Eastman Kodak Company (hereinafter – “Kodak”) for a consideration of 250 million Dollars in cash (in addition an amount of 12 million Dollars were retained at SDP after the transaction was executed).

In accordance with the agreement, 25 million Dollars of the consideration were held in escrow, of which: (1) an amount of 15 million Dollars were transferred in February 2004 to the account of Scailex Development Corporation (“SDC”), which is SDP’s parent company and a wholly owned subsidiary of the Company, (2) an amount of 5 million Dollars was transferred in January 2005 to the account of SDP and (3) an amount of 5 million Dollars was transferred to the account of SDP in January 2006.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General (continued):

In December 2004, following the conclusion of tax audit by the Internal Revenue Services (IRS) in the consolidated companies SDP and SDC, for the years 1992 to 1996, the Company filed an application for refunds of federal taxation in respect of amended tax reports for the years 1994, 1995 and 1997.

In the year 2005 the Company recorded tax income in respect of the tax refunds as aforesaid, in the amount of 7.8 million Dollars (NIS 35,903 thousand). In July 2006 the Company received the tax refunds, as aforesaid, in the amount of 12.6 million Dollars and as a result of this, it recorded further tax income in the amount of 4.8 million Dollars (NIS 21,192 thousand). The tax income has been recorded under “income from discontinued operations”,

On July 2006, the companies SDC and SDP (which are registered in the State of Massachusetts in the USA) were liquidated.

In the year 2006, an amount of NIS 11,817 thousands was recorded as tax benefit in respect of updated tax liabilities for previous years.

The following are details of the activities of the High-Speed Digital Printing segment, which are presented under discontinued operations:

1)	Balance sheet data:

	December 31
	2007	2006
	NIS thousands

Current liabilities related to discontinued operations:
Other payables (mainly income tax payable)	36,014	40,163

2)	Data on operational results:

	December 31
	2007	2006	2005
	NIS thousands

Other income	364	420	4,447

Income before taxes on income	364	420	4,447
Taxes benefit	-	33,009	35,078

Net income for the year	364	33,429	39,525

2)	The Wide Format Digital Printing segment

On November 1, 2005, the Company sold all of the assets and the liabilities of the activities of Scailex Vision (Tel-Aviv) Ltd. (formerly Scitex Vision Ltd., (hereinafter –Scailex vision), a consolidated company that was controlled by the Company, to Hewlett-Packard (hereinafter – HP).

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General (continued):

In accordance with the terms of the agreement, HP paid an amount of 230 million Dollars in cash to Scailex Vision (subject to certain adjustments under the agreement) in consideration for the sale, of which 23 million Dollars were held in Escrow for a period of 24 months as cover for possible indemnification claims and the amount of 1 million Dollars was held for a period of 12 months for possible tax payments in respect of the year 2005. This amount of 1 million Dollars with addition of accumulated interest was transferred to the account of Scailex Vision in November 2006, and additional amount of 8.7 million Dollars (including accumulated interest) from the Escrew account was transferred to Scailex Vision in November 2007.

As to the remaining amount left in the Escrew account to secture claims submitted by HP in a total amount of 15.8 million Dollars – see note 6b2 to this report. As the result of the transaction, Scailex Vision recorded a net gain of approximately 92 million Dollars in the year 2005. This gain is net of remained liabilities to third parties, expected payments in respect of taxation, the expenses connected to the transaction and additional expenses and payments.

Within the framework of the sale agreement, the Company agreed to endorse its rights in the commercial name “Scitex” to HP and accordingly, it changed its name to Scailex Corporation Ltd.. Similarly, Scailex Vision undertook, inter alia, not to compete with the business unit that was sold to HP during a period of two years from the day on which the transaction was completed.

In April 2006, HP paid Scailex Vision an additional amount of approximately 6.6 million Dollars in respect of the adjustment of the purchase price, as determined in accordance with the sale agreement. As a result of this additional consideration, the Company recognized an additional profit in the amount of 3.9 million Dollars (net of related tax payments) in the year ended December 31, 2006.

On February 9, 2006 Scailex Vision distributed cash dividend equivalent to the amount available for distribution, following the conclusion of the transaction for the sale of the assets to HP. The amount of the net accumulated dividend that was distributed amounted to approximately 135 million Dollars (of which 101 million Dollars were received by the Company), by the way of the payment of 0.80 Dollars per share to each of the shareholders and 0.39 Dollars per option warrant to each of the holders of the option warrants (constituting the net amount less the exercise price).

On February 5, 2007 Scailex Vision reduced its share capital with the Court’s consent, and distributed an additional dividend of $20 million (out of which $14.3 million were received by the company), to its shareholders.

The balances of cash and the assets that have been attributed to the discontinued operations are expected to serve for the future payments of the liabilities that have been attributed to the discontinued operations, which represent primarily liabilities for the expenses of the transaction, taxes and liabilities towards the minority shareholders.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General (continued):

The following are details of the activities of the Wide Format Digital Printing segment, which are presented under discontinued operations:

1)	Balance sheet data:

	December 31
	2007	2006
	NIS thousands

Current assets related to discontinued operations:
Cash and cash equivalents	25,554	13,449
Other receivables	19,997	62,297

	45,551	75,746

Current liabilities related to discontinued operations:
Short-term loans and current maturities of long-term loans	-	5,112
Other payables	2,811	5,831
Income taxes payable	17,709	35,008

	20,520	49,951

2)	Data on operational results:

	December 31
	2007	2006	2005
	NIS thousands

Revenue	-	-	569,543
Cost of revenue	-	-	(331,569)

Gross profit	-	-	237,974
Research & Development expenses	-	-	(1,055)
Selling & administrative expenses	-	(218)	(127,234)
Amortization of intangible assets	-	-	(37,453)
Financial income	556	1,993	-

Net income from continuing operations	556	1,775	72,232
Financing expenses	-	(1,483)	(16,359)

Profit before taxes on income	556	292	55,873
Taxes on income (tax benefits)	801	(18,566)	4,320

Income (loss) after taxes on income	(245)	18,858	51,553
Gain on sale of discontinued operations	1,180	17,287	426,787

Net profit for the period	935	36,145	478,340

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General (continued):

3)	The Continuous Ink-jet Digital Printing for Industrial Applications segment

On August 4, 2006 an agreement was signed by the company and the senior management of Jemtex InkJet Printing Ltd. (hereinafter – Jemtex), according to which the Company sold the major part of its holdings in Jemtex to two of Jemtex’s senior manager and as a result thereof the Company’s percentage of holding in Jemtex reduced from approximately 75% to approximately 15%.

Within the framework of the sale agreement the Company converted convertible loans in the amount of approximately 6.7 million Dollars, out of the total amount of the loans that were provided to Jemtex by the Company over the years in the amount of approximately 9.7 million Dollars, into shares in Jemtex. The balance of the loans in an amount of 3 million Dollars is repayable over a period of 5 to 7 years, in accordance with the terms of the sale agreement, unless the company is paid an amount of 1 million Dollars by January 4, 2007. In that case, the said payment will be considered to be a full repayment of all of the loans.

The amount of 1 million Dollar (with additional interest) was paid to the Company on January 4, 2007 after an investment agreement signed between Jemtex and a third party investor. The said amount was recorded as income in the year 2007.

Furthermore, the investment agreement also provided, inter alia, the following terms of the sales agreement that was signed with the management of Jemtex: the Company waived the vast majority of its veto rights granted under the Articles of Association of Jemtex, and the Company’s rights to receive information were restricted; it was agreed the protection afforded to the Company to reserve its 15% holding in the company’s equity on the basis of full dilution would remain in effect until August 2009 and thereafter the Company would retain in part its right to receive at least USD 3 million of the assets earmarked for distribution pursuant to terms determined in the agreement. The Company received an option to invest USD 3 million in Jemtex based on a corporate value (before the money) of USD 20 million, and it was also agreed that this option would remain in effect until and including August 3, 2009.

Subsequent to the aforementioned sale agreement and the decline in the percentage of holding, the Company has discontinued the consolidation of the financial statements of Jemtex within the framework of the consolidated financial statements and Jemtex’s activities have been classified as discontinued operations. The balance of the investment in Jemtex as at the end of 2007 is zero.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General (continued):

The following are details of the activities of the Continuous Ink-jet Digital Printing for Industrial Applications segment, which are presented under discontinued operations:

	December 31
	2007	2006	2005
	NIS thousands

Research and development expenses	-	(5,581)	(11,435)
Marketing expenses	-	(140)	(247)
Administrative and general expenses	-	(1,559)	(2,893)
Amortization of intangible assets	-	(3,263)	(5,446)
Financing (expenses) income	-	(77)	45
Income from repayment of loan	4,204	-	-

Net profit (loss) for the period	4,204	(10,620)	(19,976)

Note 2 – Summary of significant accounting policies:

A.	Basis of preparation

1.	Through September 18, 2006, the Company’s shares were traded both in the NASDAQ Global Market (hereafter – NASDAQ) and the Tel Aviv Stock Exchange (hereafter – TASE). Since the Company was dual-listed, it previously reported pursuant to chapter E3 of the Securities Law – 1968 (hereafter – the Securities Law) and the consolidated financial statements of the Company were prepared in accordance with the U.S. general accepted accounting principals (hereafter – US GAAP).

On September 18, 2006, the SEC suspended the trading of Company shares on NASDAQ, and the Company shares were delisted from NASDAQ to the OTC Bulletin Board on October 23, 2006 since the Company was defined by the Nasdaq as a “Public Shell” (a Company with no bussiness activities) after the sale of all the Company’s operations. As a result, the Company started to report to TASE pursuant to the provisions of chapter F of the Securities Law, and to prepare its financial statements accordingly, and commencing from the interim report of the third quarter of 2006, in accordance with the Securities Regulations (Periodic and Immediate Reports), -1970.

2.	The financial statements were drawen up in accordance with the International Financial Reporting Standarts (IFRS), These standers include:

(1)	International Financial Reporting Standarts (IFRS)

(2)	International Accounting Standtarts (IAS)

(3)	Clarification published by the commity of interpretations of the International Financial Reporting Standarts (IFRIC) or by the previous commity of interpretations of International Accounting Standarts (SIC)

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (Continued):

B.	Consolidating Financial Statements:

The consolidated financial statements include the financial statements of companies over which the Company has control under full consolidation. Material reciprocal balances and transactions between companies of the Group have been completely eliminated from the consolidated financial statements.

The dates of the consolidated subsidiaries’ financial statements are identical to the date of the parent company’s financial statements. The accounting policy applied in the financial statements of the consolidated subsidiaries is consistent and conforms to the accounting policy applied in the financial statements of the parent company.

Companies are fully consolidated as of the date of their acquisition, the date on which the Group obtained control therein, and up until the date that control is transferred.

Minority interest represents that portion of the profit or loss and of the net assets that is not held by the Group, and is presented as a separate item in the statement of operations and under the equity item in the consolidated balance sheet.

C.	Separate Financial Statements of the Company (stand alone)

Invetments in subsidiaries and in associated companies are presented in the separate financial statements of the company on the cost basis, net of impairment and dividends received.

In cases that the dividends received exceed the carrying amount of the investment, the surplus amounts of the dividends are recorded as other income in the statements of operations.

D.	Functional and presentation currency:

1)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured according to the currency used in the primary economic environment in which the entity operates and is influenced by (hereafter – the Functional Currency). The functional currency of the Group is the US Dollar (hereafter – Dollar).

2)	The translation of transactions and balances

Transactions in currency other than the functional currency are translated into the functional currency based on the exchange rate in effect on the date of transaction. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (Continued):

3)	Presentation currency

The Company draws up and presents its financial statements in New Israeli Shekel (hereafter –NIS) (hereafter – the Presentation Currency) which are difference from the Functional Currency, in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993. The financial statements of the Group are translated into the Presentation Currency as follows:

a)	Assets and liabilities at the balance sheet date are translated based on the exchange rate prevailing at that day.

b)	Income and expenses included in the statements of operations are translated based on an actual exchange rate at the date of the transaction.

c)	The shareholders equity and the capital reserves were translated at the date of transition according to the exchange rate that was in effect at that day, and as from that date forward the changes in shareholders equity and capital reserves has being translated based on the actual exchange rate at the date of the change.

d)	The translation differences resulting from the said treatment are carried directly to equity under “Currency translation”.

The following are details of the exchange rates of the Dollar which is the functional currency of the company.

Exchange rate of the Dollar
Date	NIS

31.12.07	3.846
31.12.06	4.225
31.12.05	4.603

Changes in the year ended on	%

31.12.07	(9.0)
31.12.06	(8.2)
31.12.05	6.8

E.	Fixed Assets:

1)	The fixed assets of the Company are mainly consisted of leasehold improvements, computers and equipment.

The fixed assets are accounted for on historical cost less depreciation. The historical cost of fixed assets includes costs directly attributed to the acquisition of the asset. Other costs associated with the asset, which were generated after its acquisition, are included in the asset’s carrying amount or recognized as a separate asset, only when these can be measured reliably and the asset is expected to provide the company with future economic benefits. The cost of repairs and ongoing maintenance are charged to the statement of operations during the financial period in which they are incurred.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (Continued):

2)	The asset is depreciated to the residual value using the straight line method over its expected useful life.

The annual depreciation rates are as follows:

%

Leasehold Improvements	15
Equipment	15-7
Computers	33

The residual value and the estimate useful life of the fixed assets are reviewed by the Company and adjusted as appropriate.

3)	Gains and losses on disposals of fixed assets are the difference of proceeds with carrying amount. Such gains and losses are carried to the statement of operations.

4)	The carrying amount of the fixed assets is immediately depreciated if it exceeds its estimated recoverable value.

F.	Cash equivalents

Highly liquid investments, including short-term deposits in banking corporations where the term of deposit does not exceed 3 months from the date of the deposit, are considered by the Company to be cash equivalent.

G.	Short-term Deposits

Deposits in banking corporations which an original term exceeding 3 months from the date of the deposit.

H.	Impairment of Non-Financial Assets

Financial assets not classified as financial assets under the fair value item in the statement of operations are examined on every balance-sheet date in order to ascertain whether there are any indications of impairment. Impairment of a financial asset occurs when there is objective evidence thereof, as a result of one or more events that transpired subsequent to the date that the financial asset was first recognized as affecting the expected cash flows from the investment. In relation to financial assets included according to the amortized cost, the sum of the impairment is the difference between the book value of the asset and the present value of the future cash flows expected from the asset, after deduction of its original effective interest rate.

Except for the exclusion of capital instruments classified as “available for sale,” if, during a subsequent period, the loss from impairment of a financial asset decreases, and that decrease objectively relates to an event that transpired after the recognition of the impairment, then, in this instance, the previously recognized loss from impairment is eliminated, fully or partially, from the statement of operations. Such an elimination is limited, so that the book value of the investment in the asset on the date that the loss from impairment was eliminated shall not exceed the amortized cost of the asset existing on that date, had an impairment not been previously recognized.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (Continued):

Regarding investments in capital issues that are classified as “available for sale,” any increase in the fair value during the period subsequent to a loss from impairment is immediately recognized under equity.

I.	Financial Investments and Assets

Financial assets which are subject to IAS 39 are classified in accordance with the purpose for which they were purchased under the following categories:

1)	Held-to-maturity investments

Investments held to maturity are non-derivative financial assets with fixed or determinable payments where the Company’s management has the intention and the ability to hold to maturity. The investments held to maturity are presented as non-current assets, except for investments expected to be mature within 12 months of the balance sheet date and presented as current assets.

2)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated to this category or not classified as held-to-maturity investments. These assets are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date that are presented as current assets.

The Group’s management had initially classifies its investments at the date of acquisition and it reviews the adequacy of the said classification in each cut-off period.

Purchases or sales of financial assets are recorded in Company accounts at the date of the transaction, which is the date in where the Group committed to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred all substantial risks and rewards of ownership.

Held-to-maturity investments are presented at the amortized cost using the effective interest method.

Available-for-sale financial assets are presented at fair value, and gains and losses that were not yet being exercised and that result from temporary-in-nature changes in the fair value are carried to equity under “Other comprehensive income (loss)". Upon the disposal of these assets, the Company carries all the previously-charged changes stated at fair value to equity in the statements of operations.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (Continued):

Impairment of financial assets

The group evaluates the need for recording an impairment of financial asset or group of financial assets at each balance sheet date.

J.	Shareholders’equity

The ordinary shares of the Company are classified in the financial statements as shareholders’ equity.

The ordinary shares held by the Company are presented at their cost to the Company as a deduction from equity under the “Treasury Shares” section.

K.	Deferred income taxes

1.	Deferred income tax balances are determined using tax rates known at the date of the preparation of the financial statements in respect of temporary differences between the results in the financial statements and the results for tax purpose, as follows:

a.	Differences between the depreciated balances of fixed assets.

b.	Differences in the timing of recognizing of income and expenses in the financial statement and for tax purpose.

c.	Carry forward losses and deductions for next years.

2.	Deferred taxes are recorded in the financial statements when there is probability to realize them.

L.	Employee benefits:

1)	Pension obligations

In accordance with Israeli labor laws and agreements, the company has the obligation to pay severance payments to terminated employee, and under certain conditions also to pay employees the will resign or retire.

A liability of the Group for retirement benefits as stated is handled as a defined benefit plan, whereby the cost of the benefit is determined according to the projected unit credit method, based on actuarial assessments carried out on every balance-sheet date. Liabilities in respect of a defined benefit plan are allocated in the balance sheet, comprised of the present value of these liabilities, after deducting the plan’s assets that are presented according to their fair value. Actuarial profits and losses are allocated to the statement of operations.

2)	Option plan

The Group’s management allots from time to time and at its discretion options to buy shares of the Company and its subsidiaries. Such options are subject to vesting terms based on the years of employment. The Group treats the allotments of options to employees based on the fair value method. The Company reevaluates the fair value of the outstanding options at the date of allotment of each of the options, and carries the calculated benefit to capital reserve in respect of options that were granted to employees over the vesting period of the options in conjunction with recording salary expenses in the statement of income (loss). The realization addition at the date of converting the options by the employees less transaction costs are charged to equity (in respect of their par value) and the premium on shares.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (Continued):

3)	Bonuses

The Group recognizes a provision when a legal or implied obligation exists to pay a bonus.

M.	Provisions for contingent liabilities

Provisions for contingent liabilities in respect of lawsuits are recorded in Company’s books when the Group has legal or implied obligations resulting from past events, and it is more likely than not that such cash flows will be diverted to the settlement of liabilities and that the amount can be estimated reliably.

When the Group has a number of contingent liabilities and it is expected that the cash flows will be diverted to their settlement as a Group, a provision is recorded even if it is expected that the cash flow that will be diverted to the settlement of the obligation in respect of each of the items included in the group are expected to be small.

Provisions are measured based on the current value of the best management estimation of cash flows expected to be required to settle the existing obligation on balance sheet date (see note 6). The rate of capitalization for the purpose of calculating the current value reflects the market estimation of specific time and cost in respect of the obligation.

N.	Revenue recognition

1)	Interest revenues

Interest revenues in respect of financial assets are carried over the period using the effective interest method. In the event of impairment of the financial assets and receivables, the Company reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument.

4)	Dividend revenues

Dividend income is recognized when the right to receive payment is established.

O.	Use of estimates when preparing the financial statements

When preparing the financial statements in conformance with the generally accepted accounting principles, the Management uses estimates and assessments that affect the data being reported on assets and liabilities, on data regarding contingent assets and pending liabilities disclosed in the financial statements, as well as data on income and expenses during the report periods. The actual results might differ from these estimates.

P.	Critical considerations when implementing accounting policy

The following refers to the Management’s critical considerations when implementing the Group’s accounting policy that have the most significant impact on the sums recognized in the financial statements.

Deferred tax assets

The Company records deferred taxes due to carry-forward losses and deductions for tax purposes, when there is a reasonable expectation of their realization against future taxable income. The deferred taxes are calculated according to the tax rates that are expected to apply at the time of their utilization.

Provisions for contingent liabilities

A number of lawsuits are pending against a subsidiary of the Company, Scailex Vision. For the purpose of examining the legal relevance of the aforesaid lawsuits, and in order to ascertain the probability that they shall be realized to the detriment of the Company, the Company Management relies on the opinions of professional legal advisors. Once the Company’s advisors formulate their legal position and the Company’s prospects regarding the subject of the lawsuit (if and to the extent possible, as dependent on the relevant circumstances of each lawsuit), whether the Company will have to bear the consequences or whether it is able to refute it, the Company Management estimates, inter alia, the sum that should be recorded in the financial statements, if any. An interpretation that differs from that of the Company’s legal advisors regarding an existing legal situation, a differing understanding by the Company Management of engagement contracts, as well as changes originating from relevant case law or the addition of new facts, all may affect the value of the overall provision in respect of legal proceedings.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (Continued):

Q.	Operating lease

The Group classifies leasing agreements, under which a significant proportion of the proprietary risks and yields are retained by the lessor, as operating leases. Payments within the scope of operating leases are allocated to the statement of operations on the basis of the straight-line method over the duration of the lease.

R.	Earnings Per Share

The company calculates the basic earning per share in respect of the profit or loss attributes to the holders of the ordinary shares of the company by dividing the profit or loss attributes to the holders of the ordinary shares of the company by the average number of ordinary shares outstanding during the reporting period.

For the calculation of the diluted earning per share, the Company adjusts the profit or loss attributes to the holders of the ordinary shares and the average number of outstanding shares by the influences of all the potential diluted ordinary shares.

S.	Reporting Standards adopted by the Group

IFRS 7 Financial Instruments: Disclosures

In the current year, the Group has adopted IFRS 7 Financial Instruments: Disclosures which is effective for annual reporting periods beginning on or after January 1st, 2007

The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the Group’s financial instruments and management of capital. The overriding objective of the Standard is that preparers should provide disclosures that enhance a user’s understanding of the entity’s exposures to financial risks and how the entity manages those risks (see note 3).

T.	New Financial Reporting Standards and Clarifications which haven’t been validated yet

The following are Financial Reporting Standards issued by the IASB and their interpretations issued by the IFRIC (International Financial Reporting Interpretations Committee) as of the date of the approval of the financial statements which are applicable or might be applicable for the group and yet to be in force. The management of the Company evaluates the expected influences of the applications of these standards and interpretations for the first time.

IFRS 3 Business Combinations

The IASB has determined that costs incurred in an acquisition are period costs.

This means that all acquisition-related costs are to be recognized as period expenses in accordance with the appropriate IFRS.

Minority interests measure any non-controlling interest (NCI) in the entity acquired either at fair value or at the non-controlling interest’s proportionate share of the net identifiable assets of the entity acquired. The latter treatment corresponds to the measurement basis in the current version of IFRS 3.

As to Step acquisitions business combination leading to acquisition accounting applies only at the point where control is achieved it must remeasure its previously-held equity interest in the acquiree at acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss.

The Standard is effective for annual periods beginning on or after January 1st, 2010, with early application permitted.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies (Continued):

IAS 27 (revised 2008) Consolidated and Separate Financial Statements

Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for within shareholders’ equity as transactions with owners acting in their capacity as owners. When control is lost, the parent derecognizes all assets, liabilities and NCI at their carrying amount. Any retained interest in the former subsidiary is recognized at its fair value at the date control is lost. The revised Standard requires an entity to attribute their share of total comprehensive income to the NCI even if this results in the NCI having a deficit balance.

The revised Standard is effective for annual periods beginning on or after January 1st, 2010, with early application permitted.

A revised IAS 1 Presentation of Financial Statements.

The revisions to the Standard represent the first step in the Board’s comprehensive project on reporting financial information.

The titles of some of the financial statements have been changed.

The revised Standard introduces a requirement to include a statement of financial position as at the beginning of the earliest comparative period whenever an entity retrospectively applies an accounting policy, or makes a retrospective restatement of items in its financial statements, or when it reclassifies items in its financial statements.

The revised Standard requires that all items of income and expense (including those accounted for directly in equity) be presented either:

a)	in a single statement (a ‘statement of comprehensive income’); or

b)	in two statements (a separate ‘income statement’ and ‘statement of comprehensive income’).

The revised Standard is effective for annual periods beginning on or after January 1st, 2009, with early application permitted.

U.	As a result of adopting the IFRS standards for the first time in the year 2005, net income of NIS 22,873 thousands which was supposed to be attributed to the minority shareholders of Scailex Vision was attributed to the shareholders of the Company. The change in the attribution of this income has no effect on the equity or on the net income as reported in the financial statements for the year 2006. As a result, the retained earning balance in these financial statements was decreased by NIS 22,873 thousands and the minority interest balance was increased in the same amount, without effecting the total equity of the Company.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – The management of financial risks

A	Risk factors

The company and its consolidated companies are exposed to various market risks, as follows (see sensitivity test in section 6/7 to the directors report):

(1)	Exchange rate risks

The majority of the Company assets are financial assets which some of them are denominated in NIS and some in Dollars. Therefore, the results of the Company and its equity are influenced by changes in the exchange rate between the NIS and the Dollar.

(2)	Price risks

The group has an exposure to risk in respect of the prices of marketable securities in connection with the investments that are held by the Group and which are classified in the consolidated balance sheet as financial assets available for sale. The Group is not exposed to risks in respect of the prices of goods.

(3)	US interest rate risks (FED)

The Company invests, inter alia, in daily deposits and in US government bonds, and accordingly, the changes in the monetary interest rates (the FED interest) and/or in the US bonds market will affect the value of the bonds that are held by the Company.

(4)	Inflation risks

The Company has liabilities which are linked to the Consumer Price Index in Israel (“CPI”) and therefore it is exposed to changes in the CPI.

B	The fair value of financial instruments

The fair value of financial instruments, which are traded in active markets (such as securities available for sale) is based upon the quoted market prices as of the balance sheet date. The quoted market price for financial assets that are held by the Group is the closing price.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Fixed Assets

The breakdown of the fixed assets, by major classifications, is as follows:

	December 31
	2007	2006
	NIS in thousands

Furniture, equipment and electronic equipment	862	-
Leasehold improvements	1,776	42
Computers and software	374	309

	3,012	351
Less - accumulated depreciation	(333)	(300)

	2,679	51

Depreciation of fixed assets from continuing
operations	65	18

Note 5 – Liability for Employee Rights upon Retirement

a.	The breakdown of the liability for employee rights upon retirement is as follows:

	December 31
	2007	2006
	NIS in thousands

Liability in respect of plan for defined benefit	735	435
Assets of the plan	(535)	376

Net liability	200	59

b.	Liability of the plan:

	December 31
	2007	2006
	N I S t h o u s a n d s

Present value of the liability	669	504
Actuarial loss (income)	66	(69)

Liability	735	435

c.	Changes in the present value of the liability in respect of plan for defined benefit:

	2007	2006
	N I S t h o u s a n d s

Balance, beginning of year	435	3,140
Sale of a subsidiary	-	(2,982)
Expense in the statement of operations	167	469
Severance pay paid	-	-
Actuarial (loss) income	66	69
Currency translation	67	(261)

Balance, end of year	735	435

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Liability for Employee Rights upon Retirement (continued)

d.	Changes in the fair value of the assets of the plan:

	2007	2006
	N I S t h o u s a n d s

Balance, beginning of year	376	2,992
Sale of a subsidiary	-	(2,706)
Expected return	27	103
Deposits in insurance policies	126	361
Severance pay paid	-	-
Actuarial income (loss)	16	(195)
Translation currency	(10)	(179)

Balance, end of year	535	376

e.	Employee rights upon retirement – expenses charged:

	2007	2006	2005
	N I S t h o u s a n d s

Current cost	135	337	2,794
Interest cost	32	132	567
Expected return on deposited assets	(27)	(103)	(600)

Employee rights upon retirement -
expenses charged	140	366	2,761

f:	Actuarial assumptions used in the calculation:

	Year ended December 31
	2007	2006
	%

Interest for discounting*	3.80%	3.60%
Future salary growth	4%	4%
Yield on the assets	4.09%	3.00%

* The capitalization rate used to calculate the actuarial liabilities was determined by use of market yields of government bonds, since, in the Company’s opinion, there is no deep market for high-quality concern bonds in Israel. The issue of the capitalization rate is under examination, and it is possible that a decision will finally be reached that the proper capitalization rate in Israel is a rate based on market yields of concern bonds. Should such a decision be reached, the data calculated and included in this note will change, since use of a higher capitalization rate will reduce the actuarial liability on the one hand, and increase the current interest costs in respect of the actuarial undertakings on the other hand.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Commitments and Contingent Liabilities

a.	Commitments:

1.	On December 14th, 2006, the Company signed an agreement with third parties for the rental and management of offices in Herzliya Pituah, from 1.1.2007 for a period of 5 years with an option for extension for an additional 10 years. The option will be granted five times for two years each time and in any case the total additional rental periods will not exceed ten years. The exercise of the option will be in force if the company doesn’t send a written notice of unexercising the option to the lessor no later than 90 days before the end of the rental period.

Annual rental and management fees will total NIS 400 thousand, linked to the Consumer Price Index. The rental payments will be increased by 1.8% compared to the last month in the previous rental year. The rental payment in case of exercising in the options will be determined by the market price for similar assets but in any case will not be less than the payment for the last month before the beginning of the relevant extended period. To secure said payments, the Company issued a non-recourse bank guarantee of NIS 98 thousand.

Rental and management payments totaled NIS 280 thousand, during 2005 and 2006 and in 2007, totaled NIS 435 thousand.

2.	ORL Purchase

On January 8th, 2007, the Company and a foreign company – Linura Holding AG (“Linura”) formed Petroleum Capital Holdings Ltd., (PCH) (80.1% held by the Company and 19.9% held by Linura) for the purchase of Oil Refineries Ltd. (ORL) shares through a sales offer proposed by the State of Israel.

In the framework of the agreement with Linura – the foreign partner in PCH, reciprocal options to the Company and Linura to purchase the other portion under certain terms as set forth in the agreement between the parties. For further details related to that agreement see section 4.7.4 to the periodic report.

In light of the difficulties in obtaining the control permit in ORL, the parties reached a principal agreement, on March 3rd, 2008, in which the company will purchase Linura’s share in PCH and PCH will turn to be fully owned subsidiary of Scailex and the previous agreement between the parties will expired (see section 14(2) to this report).

On February 18th, 2007, the Company and PCH (“Scailex Group”) signed a binding memorandum of agreement with Israel Corporation Ltd. (IC)., whereby PCH and IC would submit a joint offer, under the sales offer, (State of Israel prospectus) for the sale of 56% of ORL’s shares (44% were sold a few days before hand to institutional investors).

Within the scope of the public sale offer as stated, the Israel Corporation purchased (36.8%) and PCH (9.2%), totaling approximately 46% of the issued share capital of ORL, for the inclusive consideration of approximately NIS 2.43 billion. The share purchase in the sale offer was effected according to a company value of approximately NIS 6.6 billion, and a share value of NIS 3.3.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Commitments and Contingent Liabilities (continued)

During 2007, PCH and purchased additional shares of ORL on the TASE, totaled NIS 406.4 million (an average price of NIS 3.1 per share).

As a result of said purchases, PCH holds 15.76% of the issued shares of ORL.

The rights of the said shares in ORL are restricted until and subject to obtaining all the regulatories approvals as follows:

In accordance with the provisions of the governmental companies’ decree (declaration on vital interests in the Oil Refineries Ltd.)(2007)(hereinafter: “the Interests Decree”), if a person holds control in ORL or control means in the rates that require approval under the Interests Decree (24% and up), the person should report to ORL and to submit an application to ministers (Treasury Minister and the Prime Minister) to the approval of its holdings within 48 hours (hereinafter: “the Application”).

As long as approval is not given to control or hold a means of control at rates requiring approval (24% and more), as the case may be, no right in ORL by virtue of the purchased shares may be exercised, including with regard to dividends, the appointment of directors and officeholders, and the right to vote during the general assembly of ORL shareholders, this by holding ORL shares at a rate exceeding 24%.

Within the scope of the resolution to privatize ORL, it was determined that, during the privatization of ORL, expression would be given to conditions prescribed by the Commissioner in his position papers as attached to the privatization resolution. In accordance with the notification of the Israel Antitrust Authority dated February 6th, 2007, on February 25th, 2007, PCH, together with ICL, submitted a merger notice and an application for approval of the merger to the Israel Antitrust Authority. On March 27th, 2007, PCH received the decision of the Antitrust Commissioner to approve the merger of ORL, ICL and PCH, conditionally (regarding the activities of the companies, Rotem Amfert Negev Ltd., a company of the Israel Chemicals group and Carmel Olefins Ltd., a company of the ORL group).

The investment in ORL has been financed, by the Company and Linura, through interest-bearing dollar loans repayable at any time with the parties’ consent. On August 9th, 2007 PCH’s board of directors and shareholders’ meeting approved an amendment to the shareholders agreement with Linura of December 21st, 2006 (“the shareholders agreement amendment”). In the shareholders agreement amendment, the conditions of the loans that had been given by PCH’s shareholders were laid down. It was, inter alia, provided that loan amounts that were denominated in US dollars would bear dollar interest from the date of the investment until August 9th, 2007. From that date (August 9th, 2007) those loans would be converted into NIS and capital notes would be issued in respect of them. The repayment of the capital notes will be made in NIS, not subject to interest, linkage or revaluation and not to be made before January 1st, 2009 in any event.

Further to the revaluation of the shekel, from the date of conversion into shekels until the end of the year, rate differences of approx. $5.7 million have been recorded in the consolidated financial statements that are drawn in dollars, which is the currency of the Company’s activity. Accordingly, those rate differences, totaling approx. NIS 21.9 million, have also found expression in the financial statements that are translated from the dollar statements and presented in shekels. These expenses have also been reflected in the share of the minority shareholders’ in PCH.

Following the change in the original terms of the loan, the Company implemented the provision of international standard no.39 and recorded the capital notes based on their present value. The difference between the present value and the book value before the change was recorded as an investment in the company. The company records interest expenses in its books according to the effective interest method until the first date of the repayment.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Commitments and Contingent Liabilities (continued)

Whereas the Scailex Group and ICL were of the opinion that the best interests of ORL require control thereof as soon as possible, and that ICL, which had been a material shareholder in ORL until February 2006, could obtain the control permit pursuant to the Government Companies Order faster than PCH could obtain it, and in light of the demands for additional particulars, on May 10th, 2007, ICL and the Scailex Group agreed to terminate the memorandum of agreements, and in lieu thereof, ICL issued a letter of undertaking (hereinafter – “the Letter of Undertaking”) to the Scailex Group, enabling ICL to submit a separate application to receive the ministers’approval to control and operate a means of control in ORL. Concurrently, the Scailex Group and ICL agreed on the wording of a joint control agreement, which is to be signed between them upon receipt of the requisite regulatory approvals (hereinafter – “the Requisite Approvals”), and which was attached as an appendix to the Letter of Undertaking (hereinafter – “the Control Agreement”).

For additional particulars about the Letter of Undertaking, the Control Agreement and termination of the memorandum of agreements, see clause 4.7 of the periodic report. The Letter of Undertaking enabled ICL and PCH to submit separate applications to the Government Companies Authority to obtain the ministers’ approval. On June 27th, 2007, ICL received the ministers’ approval.

Pursuant to the notification of the Prime Minister and the Minister of Finance, on October 26, 2007, the 60-day period elapsed since the last date on which PCH submitted additional particulars in relation to the control permit. Pursuant to the Vital Interests Order, the answer of the Prime Minister and the Minister of Finance in relation to PCH’s application for a control permit was supposed to have been issued by that date. A temporary arrangement was proposed to the competent authority during the contacts between PCH and the State authorities, pursuant whereto, shares of two foreign entities, who are directly and indirectly holding PCH, Linura and the Alder Group (in relation to whom questions had been raised by the competent authority), would be deposited in a trust until the final decision on the matter of the permit.

On November 22nd, 2007, the authority’s answer was received, pursuant whereto, the proposed arrangement, whether temporary or permanent, does not provide a solution to the State’s difficulty to agree to PCH’s application for a control permit. Taking heed of the authority’s answer as stated, consent was achieved between the Company and Linura, whereby Linura would completely exit PCH, so that all share capital and controlling shares of PCH would be held solely by the Company. It was further proposed that the Alder Group would cancel the lien that it has on a portion of the shares of the control group.

On February 21st, 2008, the response of the Government Companies Authority was received, pursuant whereto, it would be possible to consider PCH’s application for control of ORL jointly with ICL, only if the influence of the Alder Group, directly or indirectly, on the control in PCH, both as a material shareholder in Modgal Industries Ltd. (which is the controlling shareholder in PCH, through corporations under its control), and as a creditor, would be completely removed.

Following the response, it was advised that, in light of that stated, the apparent position, that of recommending to the Prime Minister and the Minister of Finance that PCH’s application for the control permit should be rejected, was presented to the State Attorney General.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Commitments and Contingent Liabilities (continued)

The Company referred to its controlling shareholder and updated it about the said response. In its response to the Company, Modgal Industries Ltd. (“Modgal”), an indirect controlling shareholder in the Company, stated that, in its opinion, the position of the competent authority is extremely unreasonable. It was further stated that Modgal and its controlling shareholders are examining possible alternatives to resolve the problem, but that there is no certainty that they will succeed in formulating a solution that meets the excessive requirements of the competent authority.

3.	On March 20th, 2007, the Audit Committee and the Board approved the engagement of the Company in a management agreement with Globecom Investments Ltd, (“Globecom”), a private company under the control of Mr. Eran Schwartz, according to which Globecom will render services by Mr. Eran Schwartz, as active chairman of the Company beginning on the commencement of his incumbency in July 2006, and approved by the shareholders at an extraordinary general meeting of the Company that took place on April 30, 2007 (“the Management Agreement”).

According to said agreement, the volume of services will be determined on the basis of the Company’s actual needs, and the overall monthly cost that the Company will pay Globecom for services will total NIS 100,900 linked to the Consumer Price Index. In addition, Globecom and Mr. Eran Schwartz will receive an exemption, indemnification and insurance under terms identical to those of other office holders of the Company.

In the general meeting of shareholders from December 31st, 2007, it has been decided to extend the period of the management agreement until the end of six months from the date of termination notice received from the Company or from Globecom.

b.	Contingent liabilities:

1)	The Company has few claims at various legal processes, the majority of which are old claims that, to the Company’s estimation, no material liabilities are expected for the settlement/removal of said contingent liabilities.

2)	Within the framework of the agreement for the sale of operational assets of Scailex Vision, the sum of USD 23 million was deposited in a trust to cover possible claims from HP for indemnification. HP filed a number of claims to the trustee during 2006-2007 for the receipt of the sum of approximately USD 15.8 million out of the said total sum of USD 23 million. The claims relate to a number of issues, including: environmental quality, taxes, and complaints by customers, distributors and more, in various countries around the world. HP alleges in the various claims that it is entitled to the said indemnification because Scailex Vision breached certain representations and undertakings in the sale agreement. Scailex Vision rejected these claims and filed its objection with the trustee. Nevertheless, there is no certainty that Scailex Vision shall indeed succeed in defending its position, and, in such instance, the trustee shall be obligated to transfer the aforesaid sum, or a portion thereof, to HP. Scailex Vision allocated the sum of approximately USD 11 million in its books in relation to the said claims, this according to assessments it made based on professional and legal opinions it received from its advisors. The provisions allocated include full provisions for a portion of the claims, provisions of 50% for another portion of the claims, since the preliminary information and the geographical dispersion thereof did not enable the performance of a more accurate assessment of the prospects of these claims; while no provision was allocated at all for another portion of the claims, since, according to opinions that the Management received, the prospects of these claims being entertained are very slim. The Company believes that this provision is adequate to cover the expenses in respect of these claims, should they indeed materialize. At this stage, the parties have agreed to open a mediation proceeding, and have agreed upon the identity of the mediator, whose objective is to attempt to settle the various claims in conformance with the proceeding specified in the sale contract. In the event that the mediation activity is unsuccessful, the claims (or the portion thereof for which agreement is not achieved) shall be clarified in the Tel-Aviv District Court.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Shareholders’ Equity

a.	Share capital:

1.	The Company’s shares are traded on the US Over the Counter Bulletin Board (OTCBB), under the symbol SCIXF, and on The Tel Aviv Stock Exchange (“TASE”).

On December 31st, 2007, the price of one Company share on the OTCBB and TASE was $9.95 and NIS 38.33, respectively.

2.	The registered number of shares of the Company increased from 48 million shares to 60 million shares, at the recommendation of the Company Board of Directors, and in accordance with the resolution of the Company’s General Assembly of December 31st, 2007. The registered share capital of the Company was increased by 12 million ordinary shares of NIS 0.12 each n.v., so that the Company’s registered share capital is now NIS 7.2 million, divided into 60 million ordinary shares of NIS 0.12 n.v. each. Pursuant to this resolution, the said General Assembly approved an amendment to the Company Articles of Association and Memorandum of Association. The number of issued and paid-up shares as on December 31st, 2006 – 43,467,388 shares, and on December 31st, 2007 – 43,579,388, including, correct to December 31st, 2006 and 2007, 5,401.025 shares, which were purchased by the Company and are held by the Company or were allotted to a trustee. These shares do not confer voting rights or rights to a cash dividend.

A change that occurred in the issued share capital of the Company during 2007 derived from the exercise of options by senior officeholders in the Company during February 2007, at the aggregate sum of 112,000 options, plus exercise money of USD 3.7 per option, in accordance with the option grant contract. As a result of the exercise, 112,000 shares were added to the Company’s issued share capital. On the exercise date, Israel Petrochemical Enterprises Ltd. (the parent company of the Company) purchased these shares through one of its wholly owned subsidiaries from the officeholders.

The composition of the shareholders’ equity is as follows:

	December 31
	2007	2006
	NIS thousands

Share capital	26,748	26,731
Capital surplus	1,212,660	1,210,918
Treasury shares	(139,148)	(139,148)
Currency translation	(174,810)	(62,086)
Other comprehensive income	173,249	(2,882)
Retrained earnings	232,399	170,876
Minority interest	62,889	52,668

	1,393,987	1,257,077

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Shareholders’ Equity (continued)

b.	Share incentive and stock option plans:

2001 and 2003 Plans

During December 2001, the Company’s shareholders approved the adoption of the Company’s 2001 Stock Option Plan (“2001 Plan”), designed primarily for employees and directors of the Company and its subsidiaries. During December 2003, the Company’s shareholders approved the adoption of the Company’s 2003 Share Option Plan (“2003 Plan”), designed for employees, directors and consultants of the Company who are Israeli residents, and also approved an increase in the aggregate number of shares reserved for issuance under the 2001 Plan from an initial 750,000 shares to 1,900,000 shares, with all said shares being available for issuance under either the 2001 Plan or the 2003 Plan. Options may be granted under the 2001 Plan until November 5, 2011 and under the 2003 Plan until November 23rd, 2013. Terms of the options granted under the plans, such as length of term, exercise price, vesting and dates of exercise, are determined by the board of directors. The maximum term of an option until expiry may not exceed 10 years. Each option can be exercised to purchase one share having the same rights as other ordinary shares of the Company.

The 2003 Plan is subject to terms stipulated by Section 102 of the Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan. The amount allowed as an expense for tax purposes, at the time the employee exercises such benefit, is limited to the amount of the benefit that is liable to tax as employment income, by the employee; all subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

On September 20th, 2004, the Company’s board of directors decided to grant two senior employees of the Company, options under the 2003 Plan for the purchase of 168,000 Company shares at an exercise price of $3.70 per share. The fair value of one share on the date of grant was $4.11. The options will vest, pro-rata, over a period of three years, and will be available for exercise over a period of 10 years, up to September 20th, 2014. An option that will not be exercised by said date will expire. The benefit on issue of options to employees is amortized over the vesting period, on an accelerated basis. The cost of the benefits totaled $6,000, $34,000 and $83,000 and were charged to general and administrative expenses during 2007, 2006 and 2005, respectively.

On February 19th, 2007, 112,000 options were exercised for the purchase of ordinary shares. See note 7a2.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Shareholders’ Equity (continued)

Options that were granted can be exercised for the purpose of purchasing shares as follows:

	December 31
	2007	2006
	Number of Options

At balance sheet date	71,500	137,000
During the first year thereafter	-	56,000

	71,500	193,000

See below additional details related to Options granted to employees:

	Year ended December 31
	2007		2006
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
		$		$

Balance of options granted, beginning of year	193,000		346,754	6.91

Changes during the year:

Exercised	(112,000)	3.70	-	-
Expired	(9,500)	11.66	(153,754)	9.71

Balance of options granted, end of year	71,500	5.28	193,000	4.68

Options available for exercise, end of year	71,500	5.28	137,000	5.08

Options available for future granting	1,732,000		1,732,000

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Shareholders’ Equity (continued)

        Information on exercise prices and remaining contractual lives of outstanding options at period end:

Year ended December 31, 2007			Year ended December 31, 2006
Quantity of options outstanding, at period end	Range of exercise prices	Weighted average, remaining contractual life	Quantity of options outstanding, at period end	Range of exercise prices	Weighted average, remaining contractual life

56,000	3.70	6.72	168,000	3.70	7.72
6,500	10.00	1.00	9,000	10.00	2.00
9,000	11.69	1.00	11,000	11.00 to 11.99	1.82
-	-	-	5,000	12.68	1.0

71,500		5.48	193,000		6.94

Note 8 – Taxes on Income:

a.	The Company and its Israeli subsidiary:

1. Measurement of results for tax purposes under Income Tax (Inflationary Adjustments) Law, 1985 (“Inflationary Adjustments Law”):

Under said law, results for tax purposes are measured in real terms, in accordance with changes in the Consumer Price Index, or, in accordance with changes in the exchange rate of the US Dollar for a “foreign investment company,” as defined by Law for the Encouragement of Capital Investments, 1959. The Company and its Israeli subsidiary elected to measure their results on the basis of changes the Consumer Price Index.

On February 26th, 2008, the Income Tax Act (Adjustments Due to Inflation) (Amendment no. 20) (Limit of the Period of Incidence), 5768 – 2008 (“the Amendment”) passed during the third reading in the Knesset, pursuant whereto, the inception of the Adjustments for Inflation Act shall terminate after the 2007 tax year, and, as of the 2008 tax year, the provisions of that Act will no longer apply, with the exception of the transitional provisions whose purpose is to prevent distortions in the tax calculations.

Pursuant to the Amendment, as of the 2008 tax year, the adjustment of income for tax purposes to a real measurement basis shall no longer be calculated. Furthermore, depreciation of fixed assets and carry-forward losses for tax purposes will no longer be linked to the index, so that these sums shall be adjusted up until the index of the end of the 2007 tax year, and linkage to the index shall be discontinued thereafter.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Taxes on Income (continued)

2. Tax rates:

Income of the Company and its Israeli subsidiary is taxed at the regular “companies tax” rate. During July 2004, Amendment No. 140 to the Income Tax Ordinance was passed. One of its provisions is that the regular companies tax rate is to be gradually reduced to 30%. During August 2005, another amendment (No. 147) was passed, which makes a further revision to the companies tax rates prescribed by Amendment No. 140. As a result of said amendments, the companies tax rates for 2005 and thereafter are as follows: 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

b.	Foreign subsidiaries:

The subsidiaries are taxed under the various tax laws of their home countries.

c.	Carry- forward tax losses and deductions

Carry-forward tax losses and deductions of the Company and its subsidiaries, including capital losses and losses from the sale of securities, totaled NIS 1,910 million as of December 31st, 2007. Most carry-forward balances are available indefinitely.

The Company did not record deferred taxes asset in respect of these losses since it does not anticipate that these losses will be used in the foreseeable future.

d.	Deferred income taxes:

	2007	2006
	NIS thousands

Changes in deferred income taxes:
Opening balance	-	5,800
Charge to statement of operations	-	(5,637)
Charge to shareholders' equity	(34,345)	-
Currency translation	-	(163)

Balance at year end	(34,345)	-,-

e.	Income before taxes on income from continuing operation:

	Year ended December 31
	2007	2006	2005
	NIS thousands

The company and its Israeli subsidiary	40,114	53,801	10,828
Non-Israeli subsidiaries	-	8,690	12,045

	40,114	62,491	22,873

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Taxes on Income (continued)

f.	Taxes on income included in the statements of operations – from continuing operation:

1.	As follows:

	Year ended December 31
	2007	2006	2005
	NIS thousands

Current	-	1,057	1,289
Deferred, see d. above	-	5,637	(2,536)

	-	6,694	(1,247)

2.	Following is a reconciliation of the “theoretical tax” expense, assuming all income was taxable at the regular tax rate applicable to Israeli company and the actual tax expense charged to the statement of operations in the report year:

	Year ended December 31
	2007	2006	2005
	NIS thousands

Income before taxes on income of the
Group, as reported in the statement of
operations	40,114	62,491	22,873

Theoretical tax expense (tax benefit) on
the above amount	11,633	19,372	7,777
Differences derived from different tax
rate of non-Israeli subsidiaries	-	348	120
Unused deferred income tax in a subsidiary	-	2,596	-
Exempt revenues	(12,504)	(3,698)	(1,238)
Carry forward losses of which deferred
taxes have not been recorded	8,050	15,018	(12,971)
Undeductible expenses	113	2,918	118
Differences derived from different
currency for tax purpose	(7,292)	(29,860)	4,947

Taxes on income, as reported in the
consolidated statement of operations	-	6,694	(1,247)

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Taxes on Income (continued):

g.	Tax assessments:

1. The Company has received final tax assessments up to and including the 2002 tax year. Scailex Vision and Scailex Vision International (fully owned subsidiary of Scailex Vision) have received final tax assessments up to and including the 2005 tax year.

2. Following the filing of tax returns of the Company’s US subsidiaries (reported under SDP’s discontinued operations) for 1992 through 1996 (and receipt of certain refunds in respect thereof), the US Internal Revenue Service (IRS) started an audit of those years. Up to 2004, and further to an arrangement with the IRS, SDP paid $38 million in Federal taxes and $5.7 million in State taxes.

With the finalization of the 1992-1996 IRS audits, the Company filed a request for Federal tax refunds for 1994, 1995 and 1997, claiming a refund of $7.8 million. During 2005, the IRS audited 2003 the refund request. Further to management’s estimates that the likelihood of receiving the refund is strong; the Company recorded a Federal income tax receivable asset of $7.8 million under discontinued operations.

On July 14th, 2006 a refund of $12.6 million was received from the IRS for said years. The difference of $4.8 million, between the amount provided for in the 2005 books and the actual receipt, was charged as income in the statement of operations, under discontinued operations in 2006.

Note 9 – Linkage bases balance sheet:

For details of linkage bases balance sheets as of December 31st, 2007 and December 31st, 2006 – see section 6.6 to the director’s repot.

Note 10 – Supplementary Financial Statement Information

Balance sheets:

a.	Cash and cash equivalents:

Most of the Company’s cash balances which are not invested in US government bonds and foreign corporate bonds of high investment grade ratings, are held in daily deposits with US banks, at an average annual interest rate of 5.1% and 5% in 2007 and 2006, respectively.

b.	Financial assets – available-for-sale:

At year-end, the Company held financial assets available-for-sale in a total amount of NIS 1,186.1 million. An amount of NIS 3.9 million is invested in high credit rating bonds traded in USA and the remaining amount of NIS 1,182.3 is invested in shares of ORL.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Supplementary Financial Statement Information (continued)

The following are the changes in the financial assets available-for-sale:

	2007	2006
	NIS thousands

Balance, beginning of year	61,765	104,856
Additions	1,013,566	2,785
Disposals	(57,996)	(27,888)
Received dividend	*(2,190)	(12,878)
Impairment / revaluation	665	(2,946)
Revaluation, charged to equity	175,227	6,863
Interest and exchange rate
differences, net	(4,889)	(7,320)

Balance, end of year	1,186,148	63,472
Lees: non-current assets	-	(1,707)

Current assets	1,186,148	61,765

*	Dividend received in respect of shares of ORL in amount of NIS 43.1 million was recorded as other income in the statement of operations, – see note 10h.

c.	Investments held to maturity:

To the end of 2007 the Company has NIS 43.1 million invested in traded US government bonds and agencies. The average maturity time of the held to maturity bonds was 11 month to the end of 2007.

The following are the changes in the investments held-to-maturity:

	2007	2006
	NIS thousands

Balance, beginning of year	190,446	187,144
Additions	-	84,665
Disposals	(135,742)	(66,845)
Interest and exchange rate differences	(11,629)	(14,518)

Balance, end of year	43,075	190,446
Lees: non-current assets	(35,032)	(97,103)

Current assets	8,043	93,343

Market value of the held to maturity bonds	43,656	188,947

d.	Other receivables:

	December 31
	2007	2006
	NIS thousands

Government institutions	2,530	1,107
Prepaid expenses	9,643	1,906

	12,173	3,013

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Supplementary Financial Statement Information (continued)

e.	Other payables:

	December 31
	2007	2006
	NIS thousands

Salaries and wages	767	1,354
Accrued expenses	3,360	2,527
Other items	-	294

	4,127	4,175

f.	Financial income:

	Year ended December 31
	2007	2006	2005
	NIS thousands

Interest income	32,248	59,940	19,913
Currency translation	6,867	1,858	-

Total	39,115	61,798	19,913

g.	Financial expenses:

	December 31
	2007	2006	2005
	NIS thousands

Losses from a realization of marketable
securities	864	758	378
Bank commissions	1,081	347	216
Interest and exchange rate differences in
respect of shareholders loans / capital
note in a subsidiary	26,263	-	-
Other items	-	-	761

Total	28,208	1,105	1,355

h.	Other income:

1. Other incomes in 2007

Following the sale of the assets of Real Time Image (“RTI”) in 2005 and the profit from the dividend in 2006 (see 2 below), the company received additional cash dividend in the amount of $0.5 million in August 2007. The Company recorded receivables of $0.4 million in 2006 in respect of that dividend and therefore recorded additional income of $0.1 million in 2007.

On October 22nd, 2007, PCH received dividend of NIS 0.14 per share from ORL in a total amount of NIS 43.1 million. The Company recorded the full amount of the dividend as revenue in the fourth quarter of 2007.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Supplementary Financial Statement Information (continued)

2. Other incomes in 2006

During the first quarter of 2006 the Company recorded income of $1.8 million from $2.6 million dividends distributed by RealTimeImage Ltd. (“RTI”) following its sale in 2005.

On the November 9th, 2006, XMPie Inc., was sold to Xerox Corporation for $48 million. The Company’s share of the proceeds was $1.5 million, of which $1.3 million was received in December 2006. The balance is held in trust and will be paid after a number of contract conditions are complied with. The Company recognized a gain in the full amount, after writing off the revaluation reserve relating to this company in its statement of shareholders’ equity, in the amount of NIS 5.5 million.

3. Other incomes in 2005

The other income derived mainly from dividend received form Dor Ventures capital ltd. in amount of NIS 3,665 thousands.

i.	General and administrative expenses:

	Year ended December 31
	2007	2006	2005
	NIS thousands

Salaries and benefits	2,962	4,059	5,404
Professional services	6,397	4,116	3,873
Directors salary and insurances	3,489	3,417	3,025
Rent and offices maintenance	913	298	309
Donations	389	312	236
Other items	402	450	642

Total	14,552	12,652	13,489

j.	Company’s share of income of associated company:

On June 28, 2005, the Company sold its shares in Object Geometries Ltd. (“Object”) to several shareholders for $3 million. The Company recognized a gain on sale of NIS 13.2 million.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Earnings Per Share

a.	Basic earnings per share:

The calculation of basis earnings per share is based on income attributed to the Company shareholders and the weighted average of shares outstanding, except for Company “treasury shares.”

	Year ended December 31
	2007	2006	2005

Continued operations:
Net income for the period from continued operations, NIS in
thousands	40,114	55,797	24,120
Net loss (income) attributes to the minority, NIS in thousands	16,325	(1,768)	-

Net income attributes to the Company's shareholders, NIS in
thousands	56,439	54,029	24,120

Weighted average number of shares, in thousands	38,164	38,066	38,066

Basic earnings per share attributes to Company's
shareholders, NIS	1.5	1.4	0.6

Discontinued operations:
Net income for the period from discontinued operations,
NIS in thousands	5,503	58,954	497,889
Net income attributes to the minority, NIS in thousands	(419)	(10,808)	(98,893)

Net income attributes to the Company's shareholders, NIS in
thousands	5,084	48,146	398,996

Weighted average number of shares, in thousands	38,164	38,066	38,066

Basic earnings per share attributes to Company's
shareholders, NIS	0.1	1.3	10.5

b.	Diluted earnings per share:

For the diluted earnings per share, the number of ordinary shares will be the weighted average of the number of ordinary shares, that was calculated for the basic earning per share, and in addition, the weighted average of the number of ordinary shares that would have been issued as a result of the conversion of the potential diluting ordinary shares into ordinary shares. As to the options to the Company's shares, the Company calculates the theoretical number of shares that could have been issued according to the average market value of the share, in consideration to the exercise price of the options. The balance between the number of issued ordinary shares and the number of the ordinary shares that could have been issued at average market value of the ordinary shares during the period is included as issuance of ordinary shares without consideration.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Earnings (Loss) Per Share (continued)

	Year ended December 31
	2007	2006	2005
	NIS thousands

Continued operations:
Net income for the period from continued operations
attributes to shareholders	56,439	54,029	24,120
Less amounts in respect of the Company's share in the
income (loss) of associated Companies	67,358	(5,986)	-
The Company's share in the diluted income (loss) of
associated Companies	(67,330)	5,601	-

Diluted income attributes to the company's
shareholders	56,467	53,644	24,120
Weighted average of number of shares outstanding, in
thousands	38,164	38,066	38,066
Adjustments for shares from exercising of options,
thousands	43	90	68

Weighted average of number of shares for diluted
calculation purpose, in thousands	38,207	38,156	38,134

Diluted earnings per share attributes to
shareholders, NIS	1.5	1.4	0.6

Discontinued operations:
Net income for the period from discontinued operations
attributes to the Company's shareholders	5,084	48,146	398,996

Less amounts in respect of the Company's share in the
income of associated Companies	(1,469)	(23,724)	(379,447)

The Company's share in the diluted income of
associated Companies	1,322	24,945	359,363

Diluted income attributes to the Company's
shareholders	4,937	49,367	378,912
Weighted average of number of shares outstanding, in
thousands	38,164	38,066	38,066
Adjustments for shares from exercising of options,
thousands	43	90	68

Weighted average of number of shares for diluted
calculation purpose, in thousands	38,207	38,156	38,134

Diluted earnings per share attributes to shareholders, NIS	0.1	1.3	9.9

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Separate financial reports for the Company (stand alone)

1.	Balance sheets

	December 31
	2007	2006
	NIS thousands

CURRENT ASSETS:
Cash and cash equivalents	210,291	869,830
Available-for-sale financial assets	3,849	61,765
Securities held-to-maturity	8,043	91,920
Other receivables	2,496	3,650

	224,679	1,027,165

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Available-for-sale financial assets	-	1,707
Investment in a subsidiary	51,078	-
Securities held-to-maturity	35,032	96,655
Capital note from a subsidiary	896,788	-
Fixed assets	2,679	51

	985,577	98,413

	1,210,256	1,125,578

CURRENT LIABILITIES:
Accrued and other liabilities	5,424	4,166
Income taxes payable	2,903	2,552
Current liabilities related to discontinued operations	36,014	40,163

	44,341	46,881

LONG-TERM LIABILITIES
Liability for employee rights upon retirement	200	59

	200	59

Shareholders' equity	1,165,715	1,078,638

	1,210,256	1,125,578

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Separate financial reports for the Company (stand alone) (continued)

2.	Statements of operations:

	Year ended December 31
	2007	2006	2005
	NIS thousands (except for earnings per share data)

FINANCIAL INCOME	132,611	41,254	88,982
OTHER INCOME	61,488	200,873	-
GENERAL AND ADMINISTRATIVE EXPENSES	(13,755)	(11,645)	(12,269)
FINANCIAL EXPENSES	(1,323)	(1,337)	-
OTHER EXPENSES	-	(80,319)	(31,395)

INCOME BEFORE TAXES ON INCOME	179,021	148,826	45,318
TAXES ON INCOME (TAX BENEFIT)	-	(12,469)	830

NET INCOME FROM CONTINUING OPERATIONS	179,021	161,295	44,488
NET INCOME FROM DISCONTINUED OPERATION	3,627	-	2,683

NET INCOME FOR THE PERIOD	182,648	161,295	47,171

NET EARNINGS PER SHARE
Basic	4.8	4.2	1.2
Dilutive	4.8	4.2	1.2

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Separate financial reports for the Company (stand alone) (continued)

Report of Changes in shareholders equity

	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning (Accumulate deficit)	Total share Holders Equity
	Shares	Sum
	T h o u s a n d s N I S

BALANCE AT JANUARY 1, 2006	38,066,363	26,731	1,199,306	(139,148)	*57,175	*3,776	(149,007)	998,833
Changes during 2006:
Income for the period	-	-	-	-	-	-	161,295	161,295
Other comprehensive income net:
Available-for-sale securities	-	-	-	-	-	(6,658)	-	(6,658)
Currency translation	-	-	-	-	(76,137)	-	-	(76,137)

Total comprehensive Income								(82,795)
Payment to senior employees by controling shareholder	-	-	1,158	-	-	-	-	1,158
Deferred stock compensation related to
options granted to employees	-	-	147	-	-	-	-	147

BALANCE AT DECEMBER 31 2006	38,066,363	26,731	1,200,611	(139,148)	*(18,962)	*(2,882)	12,288	1,078,638

Changes during 2007:
Income for the period	-	-	-	-	-	-	182,648	182,648
Other comprehensive income (loss), net:
Income from available-for-sale securities	-	-	-	-	-	131	-	131
Realized losses from available-for-sale securities	-	-	-	-	-	904	-	904
Currency translation	-	-	-	-	(98,365)	-	-	(98,365)

Total comperhansive income (loss)								(97,330)
Deferred stock compensation related to
options granted to employees	-	-	18	-	-	-	-	18
Options exercised for the purchase of ordinary shares	112,000	17	1,724	-	-	-	-	1,741

BALANCE AT DECEMBER 31, 2007	38,178,363	26,748	1,202,353	(139,148)	(117,327)	(1,847)	194,936	1,165,715

*Reclassified

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Separate financial reports for the Company (stand alone) (continued)

Cash flow reports

	Year Ended December 31
	2007	2006	2005
	N I S i n t h o u s a n d s

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	182,648	161,295	47,171
Received interest	23,337	43,293	4,112
Dividend received from sale of available-for-sale securities	2,190	12,879	-
Dividend received from investment (Cost)	60,847	641,169	-
Adjustments to reconcile net income from continuing
operations (a)	(188,517)	(34,535)	(56,665)
Net cash provided by discontinued operations	4,002	-	2,683

Net cash provided (used in) by operating activities	84,507	824,101	(2,699)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of available-for-sale and held-to-maturities
securities	-	(204,491)	(59,447)
Acquisition of available-for-sale and held-to-maturity
marketable securities	195,569	85,169	31,271
Loans / capital note to a subsidiary	(914,392)	-	-
Purchase of fixed assets	(2,840)	(31)	(49)
Investment (Cost)	-	(2,785)	(19,316)
Severance pay -Fund	(206)	(111)	(86)
Proceeds from Company sale (Cost)	-	-	13,458
Forfeiting of loan granted to company (Cost)	-	34,208	-
Revaluation of available-for-sale assets	-	(8,285)	-
Net cash used in investing activities of discontinued
operations	(959)	-	-

Net cash used in investing activities	(722,828)	(96,326)	(34,169)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options to ordinary shares	1,741	-	-
Repayment of loans from related companies	-	135,710	44,859

Net cash provided by financing activities	1,741	135,710	44,859

Net increase (decrease) in cash and cash equivalents	(636,580)	863,485	7,991

Currency translation cash and cash equivalents	(22,959)	(59,262)	3,973
Cash and cash equivalents at beginning of year	869,830	65,607	53,643

Cash and cash equivalents at end of year	210,291	869,830	65,607

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Separate financial reports for the Company (stand alone) (continued)

	Year Ended December 31
	2007	2006	2005
	N I S t h o u s a n d s

Adjustments to reconcile net income from continuing operations
Non-cash income and expenses:
Net income from discontinued operations	(3,627)	-	(2,683)
Financial income included in the statement of operations	(21,127)	(43,596)	(4,332)
Depreciation and amortizations	63	13	13
Payment to senior employees by former controlling shareholder	-	1,158	-
Dividend from investment at cost	(60,847)	-	-
Impairment	-	37,516	(502)
Interest and exchange rates differences on loan / capital note to
related companies	(107,284)	(15,469)	(5,864)
Deferred stock compensation related to options granted to employees	18	204	(8,407)
Adjustments to reconcile of employee rights upon retirement	338	134	103
Revaluation of convertible loans	-	-	(79,132)
Losses derived from selling of related company (Cost)	-	-	29,157
Income from distribution upon liquidation of investment in
available-for-sale financial assets	(548)	-	-
Income (loss) from available-to-sale assets	1,650	1,494	3,701

	(191,364)	(18,546)	(67,946)

Changes in operating asset and liability items:
Decrease (increase) in other receivable	908	(1,319)	506
Increase (decrease) in accounts payable and
accruals	1,939	(14,670)	10,775

	2,847	(15,989)	11,281

	(188,517)	(34,535)	(56,665)

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Controlling Shareholders and Interested Parties

In July 2006 the Company’s main shareholders, Discount Investments Corporation Ltd. (DIC) and Clal Industries and Investment Ltd. (CII) entered into an agreement for the sale of the entire holdings of CII (24.85%) and DIC (24.54%) in the Company to Israel Petrochemical Enterprise Ltd. (“Petrochemicals”).

During February 2007, Petrochemicals purchased additional 312,000 ordinary shares of the Company and thus increased its shareholdings to more than 50% of the Company’s issued share capital.

Following are the payment made to senior office holders:

	2007	2006	2005
	N I S t h o u s a n d s

CEO	1,030	*2,040	1,389
CFO	652	*643	1,302
Chairman of the board of directors**	1,215	548	-

	2,897	3,231	2,691

* These amounts include one time payment of NIS 1,072 thousands and NIS 86 thousands received by the CEO and the CFO respectively, directly from the former Company control shareholder after the transition of the control in the Company to the a new shareholder.

** Payment to active chairman of the Board of Directors

Note 14 – Subsequent Events

1.	On February 21st, 2008 the company received the response of the Governmental Companies Authority, according to which the position of the authority which was presented to the legal consular of the government is to recommend to the Prime Minister and to the Minister of Finance to reject the application for control in ORL submitted by PCH. For more details – see section 4.8.1 in the periodic report.

2.	Further to the agreements, on March 13, 2008, the Company and Linura reached an agreement whereby the Company shall purchase Linura’s entire holdings in PCH for the consideration of a total of USD 57.2 million, and shall receive, by way of assignment, the capital note that PCH had issued to Linura. The consideration shall be paid in a single payment by March 28, 2008. Upon completion of the acquisition of Linura’s shares in PCH, PCH shall become a wholly owned subsidiary of the Company, and the PCH shareholders’ agreement shall basically expire.

Upon and following the completion of the said acquisition, a capital gain of approximately NIS 26 million is likely to be created in the Company during the first quarter of 2008, and the Company’s equity is likely to increase by approximately NIS 70 million (including the said capital gain). (The calculations are approximated and are based on the shekel/dollar exchange rate and the closing rate of the ORL share on March 13, 2008. Since the final results depend on the value of the said rates on the actual payment date, the results could change significantly).

Note 15 – Approval of the Financial Statements

The financial statements approved by the Board of Directors and were released to publish on March 13th, 2008.